Exhibit 4.61

MEMORANDUM OF AGREEMENT Dated: 5th September 2016
Norwegian Shipbroker's Association's Memorandum of Agreement for sale and purchase of ships.  Adopted by The Baltic and international Maritime Council (BIMCO) in 1956.
Code-name
SALEFORM 1993
Revised 1966, 1983 and 1986/87.

KARMEN SHIPPING COMPANY LIMITED 5/1 Merchants Street, Valletta VLT1171, Malta hereinafter called the Sellers, have agreed to sell, and

PROPER IN MANAGEMENT INC Trust Company Complex, Ajoltake Road, Ajeltak Island, Majuro, Marshall Islands or their guaranteed nominees hereinafter called the Buyers, have agreed to buy

Name: M/V SONOMA
Classification Society/Class: BV

Built: 2001	By: Shanghai Hudong Shipyard, China

Flag: Malta	Place of Registration: Valletta, Malta

Call sign: 9HDS8	Grt/Nrt: 40,437/ 25,925

~~Register~~ IMO Number: 9236195

hereinafter called the Vessel, on the following terms and conditions: ______________

Definitions

"Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8 as well as Malta, Germany, Greece, Cyprus, England and USA.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

"Classification Society" or "Class" means the Society referred to in line 4.

1.	Purchase Price:	$ 4,150,000

2.	Deposit

As security for the correct fulfilment of this Agreement the ~~Buyers~~ import agent shall pay a deposit of ~~10~~% (ten per cent) of the Purchase Price within 5 (five) banking days from the date of this Agreement has been signed by both parties and Escrow Account has been opened, whichever the later.  This deposit shall be placed with Ince & Co, Piraeus Office and held by them as excrow agent in an excrow account for the Sellers and the Buyers, to be released in accordance with the joint written instructions of the Sellers and the Buyers.  Interest, if any, to be credited to the Buyers.  Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

3.	Payment

The ~~said~~ 90% (ninety per cent) balance of the Purchase Price together with extra charges included but not limited to bunker/luboils etc shall be paid in full free of bank charges to Sellers' nominated Bank on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5 and Clause 8.

4.	Inspections

a)*
The Buyers have inspected both the Vessel and Vessel's Classification records and have accepted both the Vessel and the Vessel's classification records.  The Buyers have also-physically inspected the Vessel at/in Elefsis, Greece on 5th & 6th August, 2016. ~~and have accepted the Vessel following this inspection and the~~Therefore, this sale is fully outright and definite,

~~b)*~~
~~The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within~~ ___________
~~The Seller shall provide for inspection of the Vessel at/in~~ _______________
~~The Buyers shall undertake the inspection without undue delay to the Vessel.  Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The Buyers shall inspect the Vessel without opening up and without cost to the Sellers During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers.  If the Vessel is accepted after such inspection, the sale shall become outright and define, subject only to the terms and conditions of this Agreement,  provided the Sellers receive written notice of acceptance from the Buyers within 72 hours after completion of such inspection.  Should notice of acceptance of the Vessel's classification records and of the Vessel not be  received by the Sellers as aforesaid, the deposit together with interest earned shall be released immediately to the Buyers, whether this Agreement shall be null and void.~~

*	4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.

5.	Notices, time and place of delivery

a)
The Sellers shall keep the Buyers well informed of the Vessel's ~~itinerary~~ reactivation status and shall provide the Buyers with18/15/10/7, approximate notice of the expected time of delivery and 5/3/2/1 definite days notice. ~~of the estimated time of arrival at the intended place of drydocking/underwater inspection/delivery.~~  When the Vessel is ~~at the place of delivery and~~ in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

The Buyers shall take delivery of the Vessel within 3 (three) business days (Saturdays/ Sundays/ holidays in England, USA, Malta, Cyprus and Greece excluded) after the Sellers have tendered to the Buyers a Notice of Readiness for Delivery. The Notice of Readiness  for Delivery shall be submitted by the Sellers to the Buyers (any business day latest by  17:00 hrs Greek time) once the Vessel is ready for delivery. The Sellers shall not tender Notice of Readiness prior to completion of the underwater inspection unless Buyers have  waived same.

b)
The Vessel shall be delivered and taken over charter free, cargo free with cargo holds clean swept, safely afloat at a safe berth buoy/port ~~and accessible berth~~ or anchorage and/or in Dry-Dock at/in Pireaus Roads or Elefsis Roads, Greece in the Seller's option.

Expected time of delivery: between 4th and 10th November 2016 in Sellers'option.

Date of cancelling (see Clauses 5 c), 6 b) (iii) and 14): 10th November 2016 in Buyers' option.

c)
If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within ~~7~~ 3 working ~~running~~ days of receipt of the notice or of accepting the new date as the new cancelling date.  If the Buyers have not declared their option within ~~7~~ 3 working ~~running~~ days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

If this Agreement is maintained with the new cancelling date all other terms and conditions  hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full  force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d)	Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.	Drydocking/Divers Inspection (NO DRYDOCKING SHALL APPLY)

a)**
~~The Seller shall place the Vessel in drydock at the port of delivery for inspection by the  Classification Society of the Vessel's underwater parts below the deepest load line, the  extent of the inspection being in accordance with the Classification Society's rules.  If the rudder, propeller, bottom or other underwater parts below the deepest load line are found  broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' expense to the satisfaction of the Classification Society without  condition/recommendation*.~~

b)**
(i)          The Vessel is to be delivered without drydocking.  However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Vessel's Classification Society prior to the delivery of the Vessel.  The Sellers shall at their cost make the Vessel available for such inpsection.  The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society.  If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.

(ii)          If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts-below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*.  In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society's attendance.

However if such recommendation does not have to be repaired immediately as per class instructions but can be postponed to the next scheduled drydocking (i.e that class accepts such postponement of repairs) then such damage to be settled in cash in lieu of repairs and amount shall be deducted from the purchase price.  The cash compensation shall be based upon the average of 2 (two) reputable Greek and/or Romanian and/or Turkish shipyards' quotation, on obtained by each party.  Once compensation has been agreed and deducted from the purchase price, the Buyers shall take delivery of the Vessel. It is understood by both parties that the amount of the monetary settlement is confined to direct repair cost only and does not include indirect cost such as dry-docking fee, general expenses, deviation cost, off hire and other costs whatsoever and that such amount of the monetary settlement is deducted from the Purchase Price.

Such Divers inspection to be carried out 3 days prior to delivery.

(iii)          If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry- docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 running days.

c)	If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above

(i)          the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor.  If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft  to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the Inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.

(ii)          the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel's class*.

(iii)          the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system.  In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.

(iv) the Buyers' representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.

(v)          the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers' or the Classification surveyors work, if any, and without affecting the Vessel's timely delivery.  If, however, the Buyers' work in drydock is still in progress when the Sellers have Completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk and expense.  In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the  Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).

*	Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

**	6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, Alternative 6 a) to apply.

7.	Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore.  All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, but spares on order are to be excluded. Forwarding charges, if any, shall be for the Buyers' account.  The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers.  ~~Unused~~ Broached/ unbroached stores and used/unused provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers' flag or name, provided they replace same with similar unmarked items.  Library, forms, etc, exclusively for use in the Sellers' vessel(s), shall be excluded without compensation. Captain's, Officers' and Crew's personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire): _____

Sellers confirmed No leased rented, hire equipment on board Vessel.  Excluded from this sale are personal effects of Master, Officers and Crew including slop chest, log books, holy icons, ISM  manuals, original certificates which must be surrendered to authorities and hired or third party's items, which shall be taken ashore by the Sellers upon or before delivery of the Vessel.

Notwithstanding the above the following items to be excluded from the Sale:

a)  Oxygen / Acetylene /Freon Gas Bottles
b)  All Log Books for Deck, Engine and radio with Buyer's right to photocopy available logs onboard at their own expense, but the Sellers shall provide the scanning copy of same.
c)  All ISPS, ISM And quality documentation and correspondence.
d)  Vessel's wireless e-mail system and server
e)  Training video library, books.
f)  Crew / Officers library / walport videos
g)  Personal lap-top computers (Personal lap-top computers of crew. Total 13 pieces)
h)  Personal cell phones (Personal cell phones of crew. Total 31 pieces)
i)  Contents of Master's safe

j)  Works of Art; Originals, copies, prints, statues
k)  Certificates / documents to be returned to authorities (Need to have Vessel's original certificate of Registry to be returned back to the authorities)

Price to include everything belonging to vessel on board, including all navaids and wireless equipment.

The Buyers shall take over the remaining bunkers and unused lubricating oils in storage tanks and sealed drums and pay Sellers last purchase prices evidenced by the copy of invoices to be provided by the Sellers the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel.  Measurements of all ROB bunkers and lubes to be taken jointly by Sellers' and Buyers' representative 3 working days prior to delivery of the vessel.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.	Documentation

The place of closing: either at Marousi, Greece or at Sellers' Bank in London, England in Sellers' option.
In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with reasonable delivery documentation necessary for the legal transfer of ownership and the registration of the Vessel under Buyers' new flag, which shall be mutually agreed and incorporated in the MOA as an Addendum.

~~delivery~~
~~documents, namely:~~

~~a)~~
~~Legal Bill of Sale in a form recordable in _____________ (the country in which the Buyers are) to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages  and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the cousul of such country or other competent authority.~~

~~b)~~	~~Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel~~

~~c)~~	~~Confirmation of Class issued within 72 hours prior to delivery.~~

~~d)~~	~~Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances~~

~~e)~~
~~Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written  undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~

~~f)~~
~~Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of the Agreement~~

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the  Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as-well-as-all plans etc., which are on board the Vessel.  Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the  Buyers to have the right to take copies.  Other technical documentation which may Be in the Sellers' possession shall be promptly forwarded to the Buyers at their expense, if they so request.  The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same.

9.	Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, Taxes, mortgages, and maritime liens and/or any other debts whatsoever.  The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.	Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.	Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken ~~over as she was at the time of inspection~~, fair wear and tear expected.  However, the Sellers at their own time and expenses will re-activate the Vessel from her present laid up condition to a trading / operational Vessel. After completion of Vessel's re-activation and 1 (one) day prior to Vessel's delivery to the Buyers, Sellers will demonstrate to the Buyers Vessel's operation of machinery and navaids equipment.

~~the~~ The Vessel shall be delivered with her class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other certificates~~the vessel had at the time of inspection~~, valid and unextended without condition/recommendation* by Class or the relevant authorities at the time of delivery for a minimum period of 6 months.  Sellers will provide to the Buyers a class occasional survey report confirming Vessel has been reactivated from her laid up status.  "Inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers' inspection prior to the signing of this Agreement.  If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*	~~Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~

12.	Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.	Buyers' default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest. Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers.  If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.	Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately. Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.	Buyers' representatives

After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place up to four (4) representatives onboard strictly as observers for familiarization purposes only.  Such representatives to board the Vessel at Elefsis, Greece before delivery of the Vessel to the Buyers.  Such buyers representatives to board at the Buyers' risk and account and shall always remain under the Master's command without any interference with the Vessel's operation and her schedule.  Indemnity letters from each buyer's representatives shall be provided to the Sellers before the said representatives boarding.  Said Buyers representatives to be allowed to use vessel's communication equipment and said charges will be settled by Buyers representatives on board and to the Master directly, but before delivery.  Also, Buyers representatives to pay a victualing daily rate of usd 10.0 per rep. ~~have the right to place two representatives on board the Vessel at their sole risk and expense upon arrival at _____ on or about ______~~

~~These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel.  The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation.~~

16.	Arbitration

a)*
This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. Arbitrators to be members of the London Maritime Arbitrators Association.  On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint ~~an umpire whose decision~~ a third arbitrator and the decision of any two of them to s~~hall~~ be final.

~~b)*~~
~~This Agreement shall be governed by and construed in accordance with Title 9 of the United states code and Law of the State of New York and should any dispute arise out of  this Agreement, the matter in dispute shall be referred to three persons at New York, one to  be appointed by each of the parties hereto, and the third by the two so chose; their  decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court. The proceedings shall be conducted in accordance with the rules of the Society of Maritime  Arbitrators, Inc. New York.~~

~~c)*~~	~~Any dispute arising out of this Agreement shall be referred to arbitration at ______, subject to the procedures applicable there The laws of _______ shall govern this Agreement.~~

*	16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.

17.	P & C

All details of these negotiations and any eventual sale shall be kept strictly private and confidential among all parties concerned, except where required by statutory or requirements for stock listed companies.

18.
On delivery the Sellers shall hand to Buyers a letter of undertaking stating that to the best of their knowledge the Vessel under present Ownership is not blacklisted by the Arab boycott league in Damascus and that she has not been infested by Gypsy Moth.

19.	The Vessel shall be delivered with her cargo holds clean swept, and free of cargo.

FOR THE SELLERS /s/ Georgios A. Komolomanos	FOR THE BUYERS /s/ Ilias Bezas
Name: Georgios A. Komolomanos Title: Attorney-in-fact	Name: Ilias Bezas Title: Attorney-in-fact